October 10, 2006

VIA EDGAR AND FACSIMILE

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4-6

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Synplicity, Inc. – Response to Comments on Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 10-Q for the Quarter Ended June 30, 2006

Dear Mr. Krikorian:

Pursuant to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 25, 2006 relating to Synplicity, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, we hereby provide a response pursuant to the Staff’s comments.

We hope the enclosed response adequately addresses the Staff’s comments. If you have any further questions, or if you require any additional information, please do not hesitate to contact me at (408) 215-6000. We thank you in advance for your time and attention to this matter.

Sincerely,

/s/ John J. Hanlon
John J. Hanlon
Senior Vice President and Chief Financial Officer

Enclosures

October 10, 2006

VIA EDGAR AND FACSIMILE

Mail Stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Stephen Krikorian, Accounting Branch Chief

Re:	Synplicity, Inc.

Annual Report on 10-K for the Fiscal Year ended December 31, 2005

Filed March 15, 2006

Form 10-Q for the Quarter Ended June 30, 2006

Filed August 9, 2006

File No. 000-31545

Dear Mr. Krikorian:

The Company submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 25, 2006 relating to Synplicity, Inc.’s (the “Company”) Form 10-K for the Company’s fiscal year ended December 31, 2005 (the “Form 10-K”) and Form 10-Q for the Company’s quarter ended June 30, 2006 (the “Form 10-Q”).

In this letter, the Company has recited the comments from the Staff in italicized, bold type and have followed each comment with its response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K and Form 10-Q.

As an initial matter, the Company notes that your letter requests the Company to consider amending the Company’s filings as appropriate. In this regard, the Company proposes to adopt these revisions on a prospective basis in all new filings. The Company respectfully request the Staff’s concurrence with its view that no revisions to previous filings are necessary. The Company believes that revisions of previous filings would not significantly change the information available to investors.

Form 10-K filed March 15, 2006

Summary of Significant Accounting Policies

Revenue Recognition

1. Refer to your response to comment No. 3 of our letter dated April 18, 2006. Note that the revenue presentation in your Consolidated Statements of Operations should be consistent with GAAP. In this regard, the allocation of bundled revenue between license and maintenance based upon “a similar proportion to perpetual license transactions” does not appear to be appropriate. You would be limited to the use of VSOE of fair value, as determined by the appropriate GAAP, for purposes of allocating arrangement consideration among deliverables in your Consolidated Statements of Operations. In future filings, amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, as determined by GAAP.

In future filings, the Company shall include separate line items for revenue and the related cost of revenue from bundled arrangements that cannot be separated based on fair value in the Company’s Consolidated Statements of Operations. Such revenue shall be separately classified under “bundled license and services revenue”. The Company will include the following line items for revenue and cost of revenue in its future filings:

License revenue

Maintenance revenue

Bundled license and services revenue

Cost of license revenue

Cost of maintenance revenue

Cost of bundled license and services revenue

2. With regard to your arrangements accounted for in accordance with SOP 81-1, it appears that revenue related to your customer software development arrangements is allocated to license revenue for purposes of presentation in your Consolidated Statement of Operations. Clarify whether this allocation method is followed for all revenue recognized under SOP 81-1. Cite the provisions in SOP 81-1 or SOP 97-2, or other accounting literature on which you have relied in making your allocation determinations.

Revenue derived from arrangements accounted for in accordance with SOP 81-1 was $1,750,000, $2,745,000 and $655,000 for 2005, 2004 and 2003, respectively. Historically, the Company has classified this revenue under license revenue as it did not believe it was significant enough for a separate line item.

In future filings, the Company shall include revenue and cost of revenue accounted for under SOP 81-1 in the new separate line items, “bundled license and services revenue” and “cost of bundled license and services revenue”, respectively. For development arrangements that include both SOP 81-1 and non-SOP 81-1 elements, where each of the elements cannot be segmented and the entire arrangement is treated as a single unit of accounting, the Company shall include the revenue and cost of revenue under “bundled license and service revenue” and “cost of bundled license and service revenue,” respectively.

3. Refer to your response to prior comment No. 5 regarding arrangements including both time-based licenses and perpetual licenses. In the case of arrangements that include a series of sequential, 6 month time-based licenses, clarify whether you consider the “longest time-based maintenance period” to be 6 months or the sum of the sequential periods. Cite the authoritative accounting literature on which your determination is based.

In determining the period of maintenance for time-based licenses, the Company considers the sum of the sequential periods of the time-based licenses to be the longest time-based maintenance period, as it believes the substance of the transaction is a single term, with maintenance for which no VSOE of fair value exists. Therefore, the related revenue is taken ratably over the longest contractual term of the maintenance in accordance with paragraph 58 and 12 of SOP 97-2.

4. In your response to prior comment No. 6 you indicate that in your multiple element arrangements with semiconductor manufacturers that include a custom software development agreement, internal use time-based licenses and the related maintenance on the newly developed product, you indicate that revenue is being recognized on a straight-line basis over the remaining period of the maintenance starting upon the completion of the development work and the delivery of internal use licenses. Tell us how you considered the separation and allocation guidance in EITF 00-21 for bundled arrangements involving significant customization of software to determine whether SOP 81-1 deliverables should be separated from non-SOP 81-1 deliverable.

In one arrangement with a semiconductor manufacturer in 2003, the Company performed services to customize a software product, which the customer then licensed for internal use and purchased the related maintenance.

Because all of the elements included in this arrangement are subject to the scope of SOP 97-2, the Company applied its separation and allocation guidance to this arrangement. The Company has not applied the provisions of EITF 00-21, as pursuant to paragraph 4 of EITF 00-21, SOP 97-2 is a higher-level of authoritative literature that provides both separation and arrangement consideration allocation guidance for elements subject to its scope.

The Company does not sell the customized licenses, development services or maintenance relating to this multiple element arrangement separately, therefore, it was not able to establish VSOE of fair value for any of the elements in this arrangement under paragraph 10 of SOP 97-2. Accordingly, under SOP 97-2, the Company concluded that it could not separate the services into separate units of accounting (that is, it concluded that, it could not account for the development services under SOP 81-1 separately from the software license and related maintenance). Although the Company believes that the separation guidance of paragraph 10 of SOP 97-2 is the applicable literature, it notes that if the provisions of paragraph 4(a)(iii) of EITF 00-21 were applied instead, a similar conclusion would be reached due to the lack of objective and reliable evidence of fair value of the elements of the arrangement.

When customization services and maintenance exist in a single arrangement and cannot be separated into separate units of accounting, the Company believes an acceptable interpretation of paragraph 12 of SOP 97-2 is to recognize revenue over the longest service period, once all services have commenced. The Company notes that there is no authoritative guidance telling it, if one cannot separate SOP 81-1 and non-SOP 81-1 elements, what the appropriate pattern of revenue recognition is for the combined services. It believes a reasonable approach, when both services have commenced, is to recognize the entire fee as revenue over the longest service period. However, in this arrangement, the maintenance services did not commence until the customization services had been completed. Therefore, for this arrangement, it began recognizing the aggregate fee of $2,000,000 ratably commencing in Q4 of 2003 (the quarter in which the development services were completed, the license was delivered and the maintenance period commenced).

In future arrangements where a semiconductor manufacturer contracts with the Company to customize the products for them to use internally and the associated contractual maintenance period does not commence until after the initial customization work has been completed, the Company believes it should recognize the associated revenue over the longest service period, once all services have commenced.

Form 10-Q For Fiscal Quarter Ended June 30, 2006

Note 1-Significant Accounting Policies

Revenue Recognition

5. We noted that in 2006 you “began to incorporate substantive contractual maintenance renewal rates into your agreements at a consistent percentage of the net license fee paid, which establishes VSOE of the fair value of maintenance.” Confirm that this statement applies to only perpetual licenses and tell us how you determined that these renewal rates are substantive. Tell us whether the addition of these terms to your agreements and the related change to your revenue recognition policy impacted the amount of revenue recognized in 2006 and quantify the impact.

During Q2, 2006, the Company began to negotiate larger enterprise-type transactions with larger customers who were no longer willing to pay for maintenance services at the current list prices. As such, the Company determined that for these transactions it would change the sales pricing model to include a stated maintenance renewal rate of 20% of the net license fee. This was a business decision based on the changing market conditions and the negotiation of larger enterprise transactions. These new maintenance renewal rates apply to multi-year term licenses and perpetual licenses entered into after March 31, 2006.

During Q2, 2006, the Company executed one contract with a fee of $608,000 with its new pricing model. The difference in revenue recognized between the new maintenance pricing model of 20% of net license fees and the previous maintenance pricing model calculated by the list price was $42,000. Furthermore, the Company determined that this renewal rate was substantive based on the inclusion of the stated maintenance renewal rate for subsequent years in the arrangement and that the rate was significant compared to the overall arrangement fee.

The Company will make clarifications to the related language in future SEC filings to clarify that the stated renewal method of establishing VSOE of fair value for maintenance is applicable to multi-year term licenses and perpetual licenses where the first year’s maintenance is generally purchased with the term or perpetual licenses and the subsequent years are optional. The Company will amend the disclosures to read as follows:

For larger value contracts, entered into subsequent to March 31, 2006, we incorporated substantive contractual maintenance renewal rates into our agreements, at a consistent percentage of the net license fee paid, which establishes VSOE of fair value of maintenance for that class of arrangement per SOP 97-2. This methodology can be applied to arrangements of either perpetual or multi-year term licenses, where the first year’s maintenance is generally purchased with the term or perpetual licenses and the subsequent years are optional and can be purchased at the same percentage of the net license fee as the first year’s maintenance.

6. We noted that in 2006 you have entered into arrangements with certain OEMs to slightly modify your existing products. Clarify whether these arrangements include software licenses, and if so, what types and whether the services to “slightly modify your existing products” represent significant production, modification or customization. Tell us the specific accounting literature on which you have relied in determining that recognition of revenue on a straight-line basis “over the longer period of maintenance or the customization services” is appropriate. Tell us how these arrangements differ from the custom software development agreements related to your Structured ASIC products.

In 2006, the Company amended two arrangements with existing OEM partners that included development services, which included customization of software, the right to distribute time-based licenses and maintenance that co-terminates with the term of each agreement. The total revenue derived from these arrangements was $288,000 in Q1 2006 and $1,012,000 in Q2 2006. The total fees from these arrangements will be $11,050,000, with customization fees representing $922,000 to be recognized through 2009.

The services involved customization of the existing OEM products to stay ahead of their future product development. Maintenance on the existing OEM products is on-going (that is, commenced at the inception of the original arrangement) and the OEM continues to distribute the existing products, unrelated to the customization services.

The Company believes SOP 97-2 requires such services to be accounted for in accordance with SOP 81-1. The Company also believes, it could apply the percentage of completion method as it is able to accurately estimate the total number of hours to complete the development work (given multiple past projects of similar scope and complexity), if it was able to treat such services as a separate unit of accounting. However, as discussed in the response to #4 above, the Company was not able to separate the license, development services and maintenance elements in its bundled arrangements as it does not have VSOE of fair value for any of these elements. For these OEM arrangements, the Company used the same methodology as discussed in the response to #4 above, recognizing revenue over the longest service period once all services have commenced.

These OEM arrangements differ from the custom software development agreements related to its Structured ASIC products as discussed in the response to #4 above in that both the customization services and the maintenance period commence at the inception of the arrangement (or in the case of an amendment of an existing arrangement, the maintenance has already commenced and is ongoing and the customization services commence coincident with, or shortly after, amendment), whereas in the Company’s Structured ASIC development agreements the maintenance commences only upon completion of the customization services and delivery of the customized new product. The customer receives value (that is, licenses and maintenance) in these arrangements prior to the completion of the customization services, at the inception of (or the amendment of) the arrangement.

7. With regard to your custom software developments, we note that “when licenses were not being purchased as part of the agreement, [you] recognized revenue from these development fees on a percentage of completion basis.” Please clarify how you determined that these agreements did not include a software license component.

In certain situations, semiconductor manufacturers believe there is value to them, for the Company to customize the products to create versions that are optimized for their semiconductors. No software license component exists because the semiconductor manufacturer does not license the optimized software. Instead, they will benefit when the Company’s customers license the software and use it to have the semiconductor manufacturer build the end products.

Once the development work is complete to optimize its software for their semiconductor technology, there are no remaining obligations between the semiconductor manufacturer and the Company. In these situations, the arrangement with the semiconductor manufacturers is only for development services and no licenses are sold to the semiconductor manufacturers as part of the arrangements.

In connection with the Company’s response to the Staff’s comments, it acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge the receipt of this letter by file-stamping the additional copy of the cover page of this letter with the date of receipt and returning it to John J. Hanlon, Senior Vice President and Chief Financial Officer, in the envelope provided for your convenience.

* * * * * *

Please direct your questions or comments to Julia Reigel, the Company’s outside counsel at Wilson Sonsini Goodrich & Rosati at (650) 320-4509 and myself at (408) 215-6000. In addition, the Company would request that you provide a facsimile of any additional comments you may have to Ms. Reigel at (650) 493-6811 and myself at (408) 222-0272. Thank you for your assistance.

Sincerely,

/s/ John J. Hanlon
John J. Hanlon
Senior Vice President and Chief Financial Officer

cc: Julia Reigel, Wilson Sonsini Goodrich & Rosati

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